Filed Pursuant to Rule 433

Registration No. 333-234810

Term Sheet dated April 6, 2020

5.800% Senior Notes due 2025

Issuer:	Ally Financial Inc. (“Ally”)
Expected Ratings*:	BBB- / BBB- (S&P / Fitch)
Title of Securities:	5.800% Senior Notes due 2025 (the “Notes”)
Legal Format:	SEC Registered
Trade Date:	April 6, 2020
Settlement Date:	April 8, 2020 (T+2)
Final Maturity Date:	May 1, 2025
Aggregate Principal Amount:	$750,000,000
Gross Proceeds:	$741,210,000
Underwriting Discount:	0.450%
Net Proceeds to Ally before Estimated Expenses:	$737,835,000
Coupon:	5.800%
Issue Price:	98.828%
Benchmark Treasury:	0.500% due March 31, 2025
Benchmark Treasury Yield:	0.446%
Spread to Benchmark Treasury:	562.5 bps
Yield to Maturity:	6.071%
Interest Payment Dates:	Semi-annually, in arrears on May 1 and November 1 of each year, until maturity, commencing November 1, 2020

Optional Redemption:

The notes will be redeemable at Ally’s option, in whole or in part, at any time or from time to time, on or after October 5, 2020 (180 days from April 8, 2020) (or, if additional notes are issued thereafter, beginning 180 days after the issue date of such additional notes) and prior to April 1, 2025 (30 days prior to the maturity date) at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•  100% of the aggregate principal amount of the notes being redeemed on that redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes to be redeemed matured on April 1, 2025 (30 days prior to the maturity date) (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the prospectus supplement) plus 50 basis points.

On and after April 1, 2025 (30 days prior to the maturity date), the notes will be redeemable, in whole or in part, at any time and from time to time, at Ally’s option at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention
Business Days:	New York
CUSIP/ISIN Numbers:	CUSIP: 02005N BJ8 ISIN: US02005NBJ81
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC
Co-Managers:

Lloyds Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

C.L. King & Associates, Inc.

Great Pacific Securities

MFR Securities, Inc.

Penserra Securities LLC

Samuel A. Ramirez & Company, Inc.

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.